Exhibit 99.1

iKang Announces Unaudited Financial Results for Fiscal Third Quarter Ended December 31, 2016

BEIJING, MARCH 16, 2017 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the fiscal third quarter ended December 31, 2016.

Fiscal Third Quarter Ended December 31, 2016 Financial Highlights

•                  Net revenues were US$154.6 million, an increase of 16.2% year-over-year (an increase of 24.2% on RMB basis) (1)

•                  Gross profit was US$73.1 million, an increase of 8.2% year-over-year (an increase of 15.7% on RMB basis) (1)

•                  Operating income was US$26.9 million, an increase of 10.2% year-over-year (an increase of 17.8% on RMB basis) (1)

•                  Net income attributable to the Company was US$14.0 million, a decrease of 30.7% year-over-year (a decrease of 25.9% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$14.5 million, a decrease of 30.0%  year-over-year (a decrease of 25.1% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.21 and US$0.20, respectively, as compared to US$0.29 and US$0.29, respectively, in the fiscal third quarter of 2015

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.21 and US$0.21, respectively, as compared to US$0.30 and US$0.30, respectively, in the fiscal third quarter of 2015

Fiscal Nine Months Ended December 31, 2016 Financial Highlights

•                  Net revenues were US$375.6 million, an increase of 18.1% year-over-year (an increase of 25.3% on RMB basis) (1)

•                  Gross profit was US$172.0 million, an increase of 10.8% year-over-year (an increase of 17.6% on RMB basis) (1)

•                  Operating income was US$48.1 million, a decrease of 12.3% year-over-year (a decrease of 6.5% on RMB basis) (1)

•                  Net income attributable to the Company was US$22.0 million, a decrease of 48.2% year-over-year (a decrease of 44.6% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$23.5 million, a decrease of 46.6% year-over-year (a decrease of 43.0% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.32 and US$0.32, respectively, as compared to US$0.62 and US$0.61, respectively, in the first fiscal nine months of 2015

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.35 and US$0.34, respectively, as compared to US$0.64 and US$0.63, respectively, in the first fiscal nine months of 2015

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “I am very pleased to report another quarter of very solid revenue growth at 24.2% and first three quarters revenue growth at 25.3% (on RMB basis) in spite of general economic slowdown in China. Our growth momentum has been driven by the continuous investment in expanding our nationwide network coverage and optimizing the operational efficiency of each operating medical center.”

“In this quarter, we continued to ramp up the acquired medical centers while expanding our network with investments in self-built.  The results have been pleasing as we have opened 20 new medical centers and entered eight new cities since December 31, 2015, bringing a total of 104 medical centers in 32 cities as of today.”

Mr. Zhang concluded, “The management is fully committed to continue the strategic imperatives to maintain growth momentum for our core business while setting priorities to drive the next phase of growth.”

FISCAL THIRD QUARTER ENDED DECEMBER 31, 2016 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal third quarter were US$154.6 million, representing a 16.2% increase from US$133.0 million in the same period of the last fiscal year. On RMB basis, the revenue growth was 24.2%. As of December 31, 2016, the number of self-owned medical centers totaled 104 compared to 84 as of December 31, 2015. In this quarter, the Company served approximately a total of 1.98 million customer visits under both corporate and individual programs, representing an increase of 20.5% over the fiscal third quarter of 2015.

The table below sets forth a breakdown of net revenues:

(US$ million)	3rd Fiscal Quarter Ended December 31, 2016	3rd Fiscal Quarter Ended December 31, 2015	YoY % Change
Medical Examinations	129.3	113.3	14.2%
Disease Screening	12.7	9.9	28.1%
Dental Services	3.2	2.0	60.9%
Other Services	9.3	7.8	19.1%
Total	154.6	133.0	16.2%

Medical Examinations: Net revenues for the quarter were US$129.3 million, representing a 14.2% increase from US$113.3 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$12.7 million, representing a 28.1% increase from US$9.9 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$3.2 million, representing a 60.9% increase from US$2.0 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$9.3 million, representing a 19.1% increase from US$7.8 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$81.4 million, representing a 24.5% increase from US$65.4 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$73.1 million, representing an 8.2% increase from US$67.6 million in the same period of the last fiscal year. Gross margin for the quarter was 47.3%, as compared to 50.8% in the third quarter of the last fiscal year. Gross margin was diluted mainly due to the addition of newly acquired and self-built medical centers which have lower gross margins due to the ramp up.

Operating Expenses

Total operating expenses for the quarter were US$46.2 million, representing a 7.0% increase from US$43.2 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$21.5 million, accounting for 13.9% of total net revenues as compared to 15.2% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$23.9 million, accounting for 15.4% of total net revenues as compared to 16.5% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$850,000, accounting for 0.6% of total net revenues as compared to 0.8% in the same period of the last fiscal year.

Income from Operations

Income from operations for the quarter was US$26.9 million, representing a 10.2% increase from US$24.4 million in the same period of the last fiscal year. On RMB basis, the increase was 17.8%, which was in line with our revenue growth.  Excluding share-based compensation expenses of US$0.5 million for both this quarter and the same quarter last year, non-GAAP income from operations for the quarter was US$27.4 million as compared to US$24.9 million, which reflected an increase of 10.0%.

Interest Expense

Interest expense for the quarter was US$4.4 million as compared to US$768,000 in the same period in the last fiscal year.  The increase was mainly due to the addition of accrued expense for the borrowings totaled at approximately US$202 million, which were borrowed in December 2015.

Loss from Equity Method Investments

Loss from equity method investments for the quarter was US$2.9 million, which mainly represented the loss picked up from our equity investments.

Net Income

Net income attributable to the Company for the quarter was US$14.0 million, representing a decrease of 30.7% from US$20.3 million in the same period of the last fiscal year.

Non-GAAP net income for the quarter was US$14.5 million, representing a decrease of 30.0% from US$20.7 million in the same period of the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.21 and US$0.20, respectively, as compared to US$0.29 and US$0.29, respectively, in the fiscal third quarter of 2015.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.21 and US$0.21, respectively, as compared to US$0.30 and US$0.30, respectively, in the fiscal third quarter of 2015.

FIRST FISCAL NINE MONTHS ENDED DECEMBER 31, 2016 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the first fiscal nine months were US$375.6 million, representing 18.1% increase from US$318.0 million in the same period of the last fiscal year. On RMB basis, the revenue growth was 25.3%.  We have in total added 20 new medical centers since December 31, 2015.  During this period, the Company served approximately a total of 4.83 million customer visits under both corporate and individual programs, representing an increase of 23.3% over the first fiscal nine months of 2015.

The table below sets forth a breakdown of net revenues:

(US$ million)	First Fiscal Nine Months Ended December 31, 2016	First Fiscal Nine Months Ended December 31, 2015	YoY % Change
Medical Examinations	314.5	268.9	16.9%
Disease Screening	29.0	22.5	29.2%
Dental Services	6.9	5.1	35.4%
Other Services	25.1	21.5	17.0%
Total	375.6	318.0	18.1%

Medical Examinations: Net revenues for the period were US$314.5 million, representing a 16.9% increase from US$268.9 million in the same period of last fiscal year.

Disease Screening: Net revenues for the period were US$29.0 million, representing a 29.2% increase from US$22.5 million in the same period of last fiscal year.

Dental Services: Net revenues for the period were US$6.9 million, representing a 35.4% increase from US$5.1 million in the same period of the last fiscal year.

Other Services: Net revenues for the period were US$25.1 million, representing a 17.0% increase from US$21.5 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$203.6 million, representing a 25.1% increase from US$162.7 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$172.0 million, representing a 10.8% increase from US$155.3 million in the same period in the last fiscal year. Gross margin for the period was 45.8%, as compared to 48.8% in the same period of the last fiscal year.  Gross margin was diluted mainly due to the additions of newly acquired and self-built medical centers which have lower gross margins due to the ramp up.

Operating Expenses

Total operating expenses for the period were US$123.9 million, representing a 23.4% increase from US$100.4 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$56.4 million, accounting for 15.0% of total net revenues as compared to 15.3% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$65.0 million, accounting for 17.3% of total net revenues as compared to 15.4% in the same period of the last fiscal year. The increase was mainly due to (i) the increases in payrolls and rental costs, which were associated with our expansion into new geographic areas, and (ii) the professional service expenses relating to the privatization.

Research and development expenses

Research and development expenses for the period were US$2.5 million, accounting for 0.7% of total net revenues as compared to 0.9% in the same period of the last fiscal year.

Income from Operations

Income from operations for the period was US$48.1 million, representing a 12.3% decrease from US$54.8 million in the same period of the last fiscal year. On RMB Basis, the decrease was 6.5%.  Excluding share-based compensation expenses of US$1.46 million for this period and US$1.47 million for the same period of the last year, non-GAAP income from operations for the period was US$49.5 million as compared to US$56.3 million, which reflected a decrease of 12.0%.

Interest Expense

Interest expense for the period was US$10.7 million as compared to US$1.6 million in the same period of the last fiscal year.  The increase was mainly due to the addition of accrued expense for the borrowings totaled at approximately US$202 million, which were borrowed in December 2015.

Loss from Equity Method Investments

Loss from equity method investments for the period was US$6.1 million, which mainly represented the loss picked up from our equity investments.

Net Income

Net income attributable to the Company for the period was US$22.0 million, representing a decrease of 48.2% from US$42.5 million in the same period of the last fiscal year.

Non-GAAP net income for the period was US$23.5 million, representing a decrease of 46.6% from US$44.0 million in the same period of the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.32 and US$0.32, respectively, as compared to US$0.62 and US$0.61, respectively, in the first fiscal nine months of 2015.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.35 and US$0.34, respectively, as compared to US$0.64 and US$0.63, respectively, in the first fiscal nine months of 2015.

Cash and Cash Equivalents

As of December 31, 2016, the Company’s cash and cash equivalents, restricted cash and terms deposit totaled US$128.5 million, as compared to US$72.0 million as of September 30, 2016.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on March 17, 2017, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-200-539
Hong Kong:	800-905-927
United States:	1855-298-3404
International:	+65 6823-2299
Passcode:	9112811

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4001-842-240
Hong Kong:	800-966-697
United States:	1866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	9112811
Replay End Date:	March 31, 2017

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, including medical examination, disease screening, outpatient service and other value-added services.  iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2016, iKang served a total of 4.6 million customer visits under both corporate and individual programs.

As of March 16, 2017, iKang has a nationwide network of  104(1)  self-owned medical centers, covering 32 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, and Kaili, as well as Hong Kong. iKang has also extended its coverage to over 150 cities by contracting with approximately 400 third-party facilities, which including select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

(1) Among the 104 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	December 31,
	2016	2016

ASSETS
Current assets:
Cash and cash equivalents	$108,111	$121,278
Restricted cash	31,836	—
Term deposits	12,202	7,201
Accounts receivable, net of allowance for doubtful accounts of $14,329 and $18,483 as of March 31, 2016 and December 31, 2016, respectively	74,163	104,344
Inventories	4,015	6,051
Deferred tax assets-current	8,064	8,950
Amount due from a related party	4,653	5,238
Prepaid expenses and other current assets	62,659	47,156

Total current assets	$305,703	$300,218

Property and equipment, net	$130,170	$156,468
Acquired intangible assets, net	37,179	27,787
Goodwill	108,839	106,427
Long-term investments	200,108	182,936
Deferred tax assets-non-current	8,077	12,863
Rental deposit and other non-current assets	13,565	14,709

TOTAL ASSETS	$803,641	$801,408

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $22,685 and $37,544 as of March 31, 2016 and December 31, 2016, respectively)	$28,135	$43,578
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $41,319 and $49,065 as of March 31, 2016 and December 31, 2016, respectively)	47,404	57,088
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,386 and $11,657 as of March 31, 2016 and December 31, 2016, respectively)	8,216	17,128
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $52,210 and $62,508 as of March 31, 2016 and December 31, 2016, respectively)	61,881	71,473
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $53,364 and $196,831 as of March 31, 2016 and December 31, 2016, respectively)	53,364	196,831

Total current liabilities	$199,000	$386,098

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	December 31,
	2016	2016

Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $229,467 and $43,209 as of March 31, 2016 and December 31, 2016, respectively)	229,467	43,209
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $9,422 and $7,455 as of March 31, 2016 and December 31, 2016, respectively)	9,772	7,690

TOTAL LIABILITIES	$438,239	$436,997

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	342,826	342,291
Non-controlling interests	22,576	22,120

TOTAL EQUITY	$365,402	$364,411

TOTAL LIABILITIES AND EQUITY	$803,641	$801,408

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2015	2016	2015	2016

Net revenues	$133,037	$154,569	$317,976	$375,556
Cost of revenues	65,422	81,426	162,726	203,559

Gross profit	$67,615	$73,143	$155,250	$171,997

Operating expenses:
Selling and marketing expenses	$20,213	$21,518	$48,697	$56,443
General and administrative expenses	21,887	23,864	48,955	65,009
Research and development expenses	1,093	851	2,771	2,485

Total operating expenses	$43,193	$46,233	$100,423	$123,937

Income from operations	$24,422	$26,910	$54,827	$48,060
Interest expense	768	4,370	1,557	10,733
Interest income	212	188	506	801
Other income	1,874	—	1,874	—

Income before income tax expenses and loss from equity method investments	$25,740	$22,728	$55,650	$38,128
Income tax expenses	5,487	5,682	13,444	9,532
Loss from equity method investments	(132)	(2,920)	(132)	(6,082)

Net income	$20,121	$14,126	$42,074	$22,514
Less: Net (loss)/income attributable to non-controlling interest	(129)	90	(461)	491

Net income attributable to iKang Healthcare Group, Inc.	$20,250	$14,036	$42,535	$22,023

Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$20,250	$14,036	$42,535	$22,023

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.59	$0.41	$1.24	$0.65
Diluted	$0.58	$0.41	$1.21	$0.64

Net income per ADS (one common share equals to two ADSs)
Basic	$0.29	$0.21	$0.62	$0.32
Diluted	$0.29	$0.20	$0.61	$0.32

Weighted average shares used in calculating net income per common share
Basic	34,361,539	34,091,668	34,361,539	34,010,851
Diluted	35,122,485	34,563,876	35,109,039	34,484,412

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2015	2016	2015	2016

Income from operations	$24,422	$26,910	$54,827	$48,060
Add:
Share-based compensation expenses	489	489	1,470	1,462

Non-GAAP operating income	$24,911	$27,399	$56,297	$49,522

Net income attributable to iKang Healthcare Group, Inc.	$20,250	$14,036	$42,535	$22,023
Add:
Share-based compensation expenses	489	489	1,470	1,462

Non-GAAP net income	$20,739	$14,525	$44,005	$23,485

Income from operations	$24,422	$26,910	$54,827	$48,060
Add:
Depreciation and amortization	7,828	9,395	22,222	27,442
Share-based compensation expenses	489	489	1,470	1,462

Non-GAAP EBITDA	$32,739	$36,794	$78,519	$76,964

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$20,739	$14,525	$44,005	$23,485

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.60	$0.43	$1.28	$0.69
Diluted	$0.59	$0.42	$1.25	$0.68

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.30	$0.21	$0.64	$0.35
Diluted	$0.30	$0.21	$0.63	$0.34